April 9, 2009

VIA EDGAR

Angela J. Crane
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:	Kulicke and Soffa Industries, Inc. (the “Company”)
Form 10-K for period ended September 27, 2008 and filed
December 11, 2008
Form 10-Q for period ended December 27, 2008 and filed February 4, 2009
File No. 0-00121

Dear Ms. Crane:

The Company has reviewed the comments made by the Staff of the Securities and Exchange Commission (the “Commission” or “SEC”) in its letter to the Company dated March 17, 2009 with respect to the Staff’s review of the Company’s Form 10-K for the fiscal year ended September 27, 2008 (the “10-K”) and Form 10-Q for the fiscal quarter ended December 27, 2008 (the “10-Q”).  This letter contains the Company’s responses to the Staff’s comments.

For your convenience, we have repeated below in bold type the Staff’s comments and have set forth the response of the Company immediately below the applicable comment.

We acknowledge that:

•	The Company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

***
Comment

Form 10-K as of September 27, 2008
Schedule II -  Valuation and Qualifying Accounts, page 89

1.
We note you reclassified fully depreciated demonstration and evaluation equipment from inventory to property, plant and equipment in the amount of $3.3 million during fiscal year 2008.  Please tell us more about this reclassification.  Also, clarify why demonstration units included in inventory were depreciated instead of valued using estimated net realizable value, in accordance with ARB 43.  Support that your current accounting complies with GAAP.

Periodically, we send demonstration and evaluation equipment to customers for a trial period while they consider whether they will purchase this equipment.  We also showcase demonstration and evaluation equipment in our facilities.  Typically, demonstration and evaluation equipment is classified as inventory for so long as we reasonably believe it will ultimately be purchased by a customer.  Our policy is to apply ARB 43, Chapter 4, Statement 6, to value inventory at the lower of cost or market.  With regard to demonstration and evaluation equipment categorized as inventory that remains on our books longer than six months, our policy is to reduce its value systematically over the next 12 months to reflect the decline in its net realizable value.  Based on our experience, we believe this approach provides a reasonable estimate of the decline in the net realizable value of these machines.  At December 27, 2008, we only had $5.3 million (gross) of demonstration and evaluation equipment included in our inventory.

We also monitor the usage of our demonstration and evaluation equipment on a quarterly basis to determine whether such demonstration or evaluation equipment is properly classified on our balance sheet and recorded at appropriate values on our financial statements.  If we determine that a machine will be used in an engineering process instead of being sold, it is reclassified to fixed assets to better reflect the nature of the asset. As part of our policy of monitoring our demonstration and evaluation equipment, we reclassified $3.3 million of demonstration and evaluation equipment, which had a net book value of $0, from inventory to property, plant and equipment during fiscal 2008.  This demonstration and evaluation equipment was comprised of Die Bonder machines that we acquired as part of our acquisition of Alphasem in fiscal 2007.  In fiscal 2008, we determined that the probability of selling these machines was low, and that the reclassification from inventory to property, plant and equipment was appropriate.  The reclassification had no net impact on our statement of operations or our balance sheet.

Comment

Form 10-Q for the quarterly period ended December 27, 2008
Note 2. Discontinued Operations, page 22

2.
We note on September 29, 2008 that you completed the sale of your wire business for gross proceeds of $155.0 million.  We also note that in conjunction with the sale, you entered into a joint development and engineering services agreement (“the Agreement”) with the purchaser.  The agreement, among other things, indicates that you will continue to provide process engineering and research and development activities for the business for five years and additional transitional services for at least one year to the purchaser.  We also note that you collected cash on behalf of the purchaser totaling $5.8 million as of December 27, 2008.  In light of the provisions of the agreement and your continuing involvement in the operations, please tell us why you believe your presentation as discontinued operations is appropriate.  Note that any significant continuing involvement in the operations of the component after the disposal transaction would preclude discontinued operations reporting.  Refer to the guidance in paragraph 42 of SFAS 144 and EITF 03-13 in your response.

As part of our agreement to sell our Wire business to W.C. Heraeus GmbH (the “Purchaser”) we entered into three agreements, a joint development and engineering services agreement, a transition services agreement and a sales representative agreement, with the Purchaser.  These were the only agreements entered into between the Purchaser and the Company relating to post-closing involvement by us in the divested business.  We evaluated these agreements, individually and in the aggregate, under the guidelines of SFAS No. 144, paragraph 42 and EITF 03-13 in order to determine whether classification of the Wire business as discontinued operations was appropriate.

Under EITF 03-13, an entity is directed to consider the following steps to determine whether a disposed business can appropriately be classified as a discontinued operation:

1.	Are continuing cash flows expected to be generated by the ongoing entity?
2.	Do the continuing cash flows result from a migration or continuation of activities (i.e., direct cash flows)?
3.	Are the continuing cash flows significant?
4.	Is there continuing significant involvement in the disposed business?

If the cash flows result from a migration or continuation of activities and are considered significant, the disposed business cannot be classified as a discontinued operation.  A brief summary of each agreement and the results of our evaluations are provided below.

Transition Services Agreement

Under this agreement, the Company agreed to provide data processing and communications services, financial accounting and administrative support, human resources and personnel services, order processing and invoicing services and logistics and operation services for periods commencing on October 3, 2008 and ranging from three months to nine months depending on the service.

In analyzing the services outlined above, we determined that the Company will generate continuing cash flows under the agreement, and that these cash flows result from a continuation of activities.  However, we also determined that the cash flows associated with these activities are not significant for the following reasons:

1.
The services were being provided essentially at cost, and the gross cash inflows and cash outflows under this agreement were each expected to total less than $700,000, which represents less than 0.25% of the estimated cash inflows and outflows for the nine month period ended June 2009.  The net cash flows from this agreement were expected to be minimal.  As of April 6, 2009, the actual cash gross cash inflows and cash outflows were both approximately $350,000.

2.
The length of time that the services were to be provided was relatively short and ranged from approximately three months to nine months depending on the type of service.  No services were to be provided in excess of one year.  All services under this agreement have been terminated.

3.
The Company does not have active involvement in the divested business or an interest in the success or failure of the divested business.  The Company does not have the ability to influence the operating or financial policies of the divested business.  Also, the Company does not retain any risk and will not obtain benefits from the ongoing operations of the divested business.

Although we determined that the Company would have continuing involvement with the Wire business for the reasons stated above, we also concluded that the Company’s involvement is not significant under this agreement.

Sales Representative Agreement

Similar to the transition services agreement for administrative functions, the Company entered into a transition services agreement for sales representatives under which we agreed to use commercially reasonable efforts to develop the market for certain products of the Wire business and solicit orders for these products in certain countries for a six month period, which may be extended for an additional six month period.  In exchange for the services rendered by the Company, the Purchaser agreed to pay a sales commission to the Company equal to 7.12% (estimated as the Company’s cost of maintaining the sales force to provide these services) of certain revenue generated by the Company under the agreement.

In analyzing the services outlined above, we determined that the Company would generate continuing cash flows under the agreement, and that such cash flows result from a continuation of activities.  However, we also determined that the cash flows associated with these activities are not significant for the following reasons:

1.
The services were being provided essentially at cost, and the gross cash inflows and cash outflows under this agreement were each expected to total less than $2.0 million, which represents less than 0.5% of the estimated cash inflows and outflows for the twelve month period ended September 2009.  The net cash flows from this agreement were expected to be minimal.  As of April 6, 2009, the actual cash gross cash inflows and cash outflows were both approximately $375,000.

2.
The length of time that the services were to be provided was relatively short, ranging from six months to one year.  No services were to be provided in excess of one year.  Substantially all services under this agreement have been terminated.

3.
The Company does not have active involvement in the divested business or an interest in the success or failure of the divested business.  The Company does not have the ability to influence the operating or financial policies of the divested business.  Also, the Company does not retain any risk and will not obtain benefits from the ongoing operations of the divested business.

Although we determined that the Company would have continuing involvement with the Wire business for the reasons stated above, we also concluded that the Company’s involvement is not significant under this agreement.

Joint Development and Engineering Services Agreement

Under this agreement, the Company agreed to provide certain engineering services to the Purchaser on existing products for one year, subject to annual renewal.

In analyzing the services outlined above, we determined that the Company would generate continuing cash flows under the agreement, and that such cash flows result from a continuation of activities.  However, we also determined that the cash flows associated with these activities are not significant for the following reasons:

1.
The services on existing products are being provided essentially at cost, and the gross cash inflows and cash outflows under this agreement were both expected to total approximately $14,200 per month (which is our estimate of the cost of two engineers who would be expected to provide these services).  The net cash flows from this agreement were expected to be minimal.

2.
The Company does not have active involvement in the divested business or an interest in the success or failure of the divested business.  The Company does not have the ability to influence the operating or financial policies of the divested business.  Also, the Company does not retain any risk and will not obtain benefits from the ongoing operations of the divested business.

Although we determined that the Company would have continuing involvement with the Wire business for the reasons stated above, we also concluded that the Company’s involvement is not significant under this agreement.

In addition to the services described above relating to the disposed business, the Company agreed to provide the Purchaser with reasonable access to the Company’s existing wire bonding equipment and tools for the purpose of Purchaser establishing that its new bonding wire products function properly with the Company’s wire bonding equipment and tools.  The Company and the Purchaser also agreed to consider, during the five-year term of the agreement, proposals to work jointly on future research and/or development projects for certain bonding wire technologies.  Currently, there are no such projects under consideration by the Company.  In analyzing these services, we determined that these services do not result from a migration or continuation of activities because these services are new and did not exist prior to the sale of the Wire business.

Conclusion

As result of the above evaluation, we determined that the Wire business met the requirements in SFAS No. 144, paragraph 42, to be considered a discontinued operation.

Additionally, the $5.8 million that was held by the Company as of December 31, 2008 was from former customers and was simply a pass-through of payments for accounts receivable that had been acquired by the Purchaser as part of the purchase of the Wire business.  The collection of this cash was not part of any of the agreements, but was rather the result of customers inadvertently sending payments to the Company instead of to the Purchaser.  This was a temporary situation and is not expected to continue in the future.

Comment

Note 5. Goodwill and Intangible Assets, page 14

3.
We note your disclosure that “no triggering events have occurred during fiscal year 2009” that would have the effect of reducing the fair value of goodwill below its carrying value.  Please explain how you analyzed the difference between your market capitalization and your book value of your equity to conclude than an impairment test was not necessary.  Explain any qualitative and quantitative factors you considered (e.g. reconciliation).

We test goodwill for impairment on an annual basis, in the fourth quarter each fiscal year and more frequently if a triggering event occurs.  During this annual testing, we did not identify any impairments.  During our quarter ended December 27, 2008, we considered whether there were any triggering events under FAS 142 that would warrant interim impairment testing and concluded there were none.  However, we observed that as of December 27, 2008, our book value exceeded our market capitalization by $59.1 million.  We considered this factor and ultimately concluded that no triggering event had occurred for the following reasons:

1.
Although we experienced a decline in our share price (and therefore our market capitalization) as a result of the downturn in our business, we viewed much of the decline in our share price and market capitalization as temporary and related to the overall dislocation in the capital markets and financial system generally, and not as indicative of the long term value of our assets.  In making this determination, we evaluated the decline in the publicly traded debt and equity markets and determined that the decline in our share price was consistent with those generally experienced in public markets.

2.
Most of our long-lived assets, including goodwill, intangibles and property, plant and equipment, relate to the assets acquired from Orthodyne Electronics Corporation (“Orthodyne”) on October 3, 2008.  As of December 27, 2008, $87.5 million of our total $127.6 million in long-lived assets had been acquired in the Orthodyne acquisition.  We believe the price paid for the Orthodyne assets was a fair price and it was based on a competitive process.  We also believed that there had been no fundamental change in the long-term outlook for this business between the acquisition of Orthodyne and the end of our first fiscal quarter on December 27, 2008.

3.
As of December 27, 2008, our book value had exceeded our market value for only 40 days.  In our judgment, we did not believe that enough time had elapsed to have any realistic expectation that this condition was anything other than temporary.  As such, we continue to monitor the trend in our market capitalization and in fact, on March 28, 2009, the end of our second quarter, based on our preliminary results, our market capitalization exceeded our book value by approximately $36.2 million.

4.
We also believe that the market capitalization of the Company does not fully reflect the fair value of the Company because the market capitalization does not contemplate the control premium that would be required to purchase either reporting unit of the Company.  Despite the global economic downturn and dislocation in the capital markets, we nonetheless expect that a reasonable control premium would be paid in any acquisition of either reporting unit.  If such a control premium were taken into account, we believe that it would substantially reduce or even eliminate any spread between our market capitalization and net book value.

Based upon the factors discussed above, we concluded that the recent decline in our market capitalization was temporary in nature and not an indicator of impairment.  In accordance with our policy, we will continuously monitor market capitalization and other factors for indicators of potential impairment.

Comment

Note 9. Shareholder’s Equity, page 20

4.
We note that your “total equity-based compensation expense” for the three months ended December 27, 2008 reflects a “reversal of expense.”  Please tell us more about this reversal and refer to the GAAP literature that supports your accounting.

During fiscal 2007 and fiscal 2008, the Company issued performance-based restricted stock under its equity-based compensation plans. Performance-based restricted stock shares vest at the end of a three year period if pre-defined performance goals are attained.  If these goals are not attained, the grants do not vest.

In accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123R, Share-Based Payments (“SFAS 123R”), paragraphs 44 and A50, accruals of compensation cost shall be based on the probable outcome of performance conditions and adjusted for subsequent changes in the estimated or actual outcome. Accordingly on a quarterly basis, the Company assesses the probable attainment of performance objectives with respect to its performance-based restricted stock.

In light of the deteriorating economic conditions that worsened in fiscal 2009, the Company reevaluated its revenue forecasts for fiscal 2009 in January 2009.  In connection with the continuing global economic decline and our reduced revenue forecasts, we determined that performance objectives for the performance-based restricted stock would not be attained at the previous estimated levels. By lowering estimated attainment percentages, total compensation expense for the performance-based restricted stock decreased and previously recorded compensation expense was reversed in accordance with SFAS 123R.

Please contact us if you have any additional questions or comments.

Sincerely yours, /s/ Maurice E. Carson Maurice E. Carson Senior Vice President and Chief Financial Officer